Exhibit 99.1

Wah Fu Education Group Ltd. Announces Unaudited Financial Results for the First Half of Fiscal Year 2024

BEIJING, China, April 1, 2024 (GLOBE NEWSWIRE) -- Wah Fu Education Group Limited (“Wah Fu” or the “Company”) (Nasdaq:WAFU), a provider of online education and exam preparation services, as well as related training materials and technology solutions for both institutions and individuals, today announced its unaudited financial results for the six months ended September 30, 2023.

Financial Highlights for the Six Months Ended September 30, 2023

	For the Six Months Ended September 30,
($’000, except per share data)	2023	2022	% Change
Revenue	$3,648	$5,453	(33.1)%
Gross profit	$2,063	$2,788	(26.0)%
Gross margin	56.6%	51.1%	(5.4	)pp
Income (loss) from operations	$273	$1,117	(75.6)%
Operating profit (loss) margin	7.5%	20.5%	(13.0	)pp
Net income (loss)	$125	$1,056	88.2%
Basic and diluted earnings (loss) per share	$0.05	$0.19	(73.1)%

*	pp: percentage points

●	Revenue decreased by 33.1% year-over-year to $3.65 million for the six months ended September 30, 2023 from $5.45 million for the same period of the prior fiscal year. The decrease in revenue is primarily attributable to a decrease in one course offering from our online education services.

●	Gross profit decreased by 26.0% to $2.01 million for the six months ended September 30, 2023 from $2.79 million for the same period of the prior fiscal year. Gross margins were 56.6% and 51.1% for the six months ended September 30, 2023 and 2022, respectively. The decrease in gross profit of online education services is primarily due to the decrease in revenue.

●	Incomes from operations were $0.27 million and $1.12 million for the each of six months ended September 30, 2023 and 2022. Operating profit margin was 7.5% for the six months ended September 30, 2023, compared to operating profit margin of 20.5% for the same period of the prior fiscal year.

●	Net income was $0.13 million or, income per share of $0.05 for the six months ended September 30, 2023, compared to net income of $1.06 million, or income per share of $0.19, for the same period of the prior fiscal year.

Unaudited Financial Results for the six months ended September 30, 2023

Revenue

For the six months ended September 30, 2023, revenue decreased by $1.81 million, or 33.1%, to $3.65 million from $5.45 million for the same period of the prior fiscal year. The decrease in revenue was primarily due to the decrease of revenue from one course offering from our online education services.

For the six months ended September 30, 2023, revenue from providing online education services decreased by $1.83 million for the same period of the prior fiscal year. The decrease was mainly due to a decrease in revenue from one course offering in our Business-to-Business-to-Customer (“B2B2C”) platforms. During the six months ended September 30, 2023, due to the implementation of local policies in Hunan province, some universities canceled the self-study examination, thus the courses provided to self-study examination decreased, the revenue from Business-to-Business-to-Customer (“B2B2C”) decrease gradually.

Cost of revenue

Cost of revenue decreased by $1.08 million, or 40.8%, to $1.57 million for the six months ended September 30, 2023 from $2.65 million for the same period of the prior fiscal year. The decrease of overall cost of revenue was mainly due to decrease of cost of revenue for online education services. Cost of revenue mainly comprised of salaries and related expenses for our teaching support, course and content development, website maintenance and information technology engineers and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server relocation and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses. As the decrease of online education service revenue, cost related to online education service deceased for the six months ended September 30, 2023 compared to the same period last year.

Gross profit

Gross profit decreased by $0.73 million, or 26.0%, to $2.06 million for the six months ended September 30, 2023 from $2.79 million for the same period of the prior fiscal year. Gross margin increased by 5.4 percent to 56.6% for the six months ended September 30, 2023 from 51.1% for the same period of the prior fiscal year. The decrease of gross profit was mainly due to the decrease of online education service revenue from one course offering. The minor increase in gross margin in the six months ended September 30, 2023 compared to the same period last year was due to the fact that our online education service has lower gross margin than technology development and other service revenue. The revenue of online education service decreased significantly in this period, thus the gross margin of total revenue increased for the six months ended September 30, 2023 compared to the same period last year.

Operating expenses

Selling expenses increased by $0.23 million, or 40.2%, to $0.80 million for the six months ended September 30, 2023 from $0.57 million for the same period of the prior fiscal year. The increase was mainly due to the fact that the Company increased the input in marketing promotion for this period.

General and administrative expenses decreased by $0.11 million, or 10.2%, to $0.99 million for the six months ended September 30, 2023 from $1.10 million for the same period of the prior fiscal year

Total operating expenses increased by $0.12 million, or 7.1%, to $1.79 million for the six months ended September 30, 2023 from $1.67 million for the same period of the prior fiscal year.

Income (loss) from operations

Incomes from operations were $0.27 million and $1.12 million for each of the six months ended September 30, 2023 and 2022. Please see above for a detailed description of such Income (loss) from operations.

Other income (expenses)

Total other expenses, including interest income, loss from investments in unconsolidated entity, net of other expenses, was $0.1 million for the six months ended September 30, 2023 when it was a net income of $0.1 million in the same period of the prior fiscal year.

Income before income taxes

Income before income taxes was $0.18 million for the six months ended September 30, 2023, compared to income before income taxes of $1.22 million for the same period of the prior fiscal year.

Net income and earnings per share

Net income was $0.12 million for the six months ended September 30, 2023, compared to net income of $1.06 million for the same period of the prior fiscal year. Net profit margin was 3.4% for the six months ended September 30, 2023, compared to net profit margin of 19.4% for the same period of the prior fiscal year.

After deducting non-controlling interests, net profit attributable to the Company was $0.23 million, or profit of $0.05 basic and diluted share, for the six months ended September 30, 2022. This compared to net profit of $0.86 million, or profit of $0.19 per basic and diluted share, for the same period of the prior fiscal year.

Weighted average number of shares outstanding was 4,440,085 for the six months ended September 30, 2023 and 2022.

Financial Condition

As of September 30, 2023, the Company had cash of $11.42 million, compared to $12.57 million as of March 31, 2023. Total working capital was $11.10 million as of September 30, 2023, compared to $11.69 million as of March 31, 2023.

Net cash used in operating activities was $0.10 million for the six months ended September 30, 2023 compared to net cash provided by operating activities $0.30 million for the same period last year. There was no cash used in or provided by investing activities for the six months ended September 30, 2023, compared to net cash used in investing activities $0.18 million for the same period last year. There was no cash used in or provided by financing activities for the six months ended September 30, 2023, compared to net cash provided by financing activities $0.04 million for the same period of last year.

Subsequent Events

Management has evaluated subsequent events through April 1, 2024, the date which the financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2023 have been incorporated into these financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events.”

About Wah Fu Education Group Limited

Headquartered in Beijing, China, Wah Fu Education Group Limited provides online training and exam preparation services, as well as related training materials and technology solutions for both institutions, such as universities and training institutions, and students. For more information about Wah Fu, please visit www.edu-edu.cn.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are not statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the online training industry in China and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the other markets the Company serves or plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”).  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Raincy Du
ir@edu-edu.com.cn

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30,	As of March 31,
	2023	2023
ASSETS
CURRENT ASSETS:
Cash	$11,421,498	$12,567,463
Accounts receivable, net	777,440	793,212
Other receivables, net	253,700	251,953
Loan to third parties, current	603,165	551,930
Loan to related parties	1,745,384	1,761,979
Other current assets	216,393	69,104
TOTAL CURRENT ASSETS	15,017,580	15,995,641

Loan to third parties, noncurrent	92,218	171,004
Property and equipment, net	499,659	495,255
Intangible assets, net	16,834	54,382
Operating lease right-of-use assets	448,862	391,189
Long-term rent deposit	52,749	56,040
Deferred tax assets, net	352,681	374,681
TOTAL ASSETS	$16,480,583	$17,538,192

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	$315,512	$315,512
Deferred revenue	1,874,303	2,110,628
Operating lease liabilities, current	219,072	210,274
Taxes payable	1,042,037	1,119,601
Other payables	116,830	136,110
Accrued expenses and other liabilities	171,732	179,440
Accounts payable	91,640	233,473
TOTAL CURRENT LIABILITIES	3,831,126	4,305,038

Operating lease liabilities, noncurrent	227,661	203,171
TOTAL LIABILITIES	4,058,787	5,993,766

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
EQUITY
Common stock, $0.01 par value, 30,000,000 shares authorized; 4,440,085 shares issued and outstanding as of September 30, 2023 and March 31, 2023, respectively	44,401	44,401
Additional paid-in capital	5,123,941	5,123,941
Statutory reserve	907,869	867,530
Retained earnings	6,604,632	6,417,842
Accumulated other comprehensive loss	(1,487,484)	(752,391)
Total shareholders’ equity	11,193,359	11,701,323
Non-controlling interest	1,228,437	1,328,660
TOTAL SHAREHOLDERS’ EQUITY	12,421,796	13,029,983
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$16,480,583	$17,538,192

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended September 30,
	2023	2022

REVENUE	$3,647,954	$5,453,052

COST OF REVENUE AND RELATED TAX
Cost of revenue	1,569,477	2,650,570
Business and sales related tax	15,606	14,379

GROSS PROFIT	2,062,871	2,788,103

OPERATING EXPENSES
Selling expenses	804,790	573,881
General and administrative expenses	985,346	1,097,104
Total operating expenses	1,790,136	1,670,985

INCOME FROM OPERATIONS	272,735	1,117,118

OTHER INCOME (EXPENSE)
Interest income	98,240	104,846
Other income (expense)	(190,929)	1,596
Total other income (expense), net	(92,689)	106,442

INCOME BEFORE INCOME TAX PROVISION	180,046	1,223,560

PROVISION FOR INCOME TAXES	55,492	167,071

NET INCOME	124,554	1,056,489

Less: net income (loss) attributable to non-controlling interest	(102,575)	193,622

NET INCOME ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$227,129	$862,867

COMPREHENSIVE INCOME (LOSS)
Net income	124,554	1,056,489
Other comprehensive loss: foreign currency translation loss	(732,741)	(1,044,121)
Total comprehensive income (loss)	(608,187)	12,368
Less: Comprehensive income (loss) attributable to non-controlling interest	2,352	(16,687)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(610,539)	$29,055

Earnings per common share - basic and diluted	$0.05	$0.19
Weighted average shares - basic and diluted	4,440,085	4,440,085

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Shareholders’	Non-controlling	Total
	Shares	Amount	Capital	Reserves	Earnings	Income (Loss)	Equity	Interest	Equity

Balance at March 31, 2023	4,440,085	$44,401	$5,123,941	$867,530	$6,417,842	$(752,391)	$11,701,323	$1,328,660	$13,029,983

Net income (loss)	-	-	-		227,129	-	227,129	(102,575)	124,554
Appropriation of statutory reserve	-	-	-	40,339	(40,339)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(735,093)	(735,093)	2,352	(732,741)

Balance at September 30, 2023	4,440,085	$44,401	$5,123,941	$907,869	$6,604,632	$(1,487,484)	$11,193,359	$1,228,437	$12,421,796

Balance at March 31, 2022	4,440,085	$44,401	$4,798,793	$657,329	$5,722,151	$(1,190)	$11,221,484	$788,656	$12,010,140

Capital contribution	-	-	-	-	-	-	-	42,174	42,174
Net income (loss)	-	-	-	-	921,007	-	921,007	193,622	1,114,629
Foreign currency translation adjustment	-	-	-	-	-	(1,027,437)	(1,027,437)	(16,687)	(1,044,124)

Balance at September 30, 2022	4,440,085	$44,401	$4,798,793	$657,329	6,643,158	$(1,028,627)	$11,115,054	$1,007,765	$12,122,819

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended, September 30
	2023	2022
Cash flows from operating activities:
Net Income	$124,554	$1,056,489
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	37,158	81,492
Non-cash lease expense	122,276	519,099
Loss from disposal of property and equipment	-	818
Provision for doubtful accounts	194,014	19,658
Interest income from loan to third parties	1,445	27,558
Deferred tax benefit	-	(31,120)
Changes in operating assets and liabilities:
Accounts receivable, net	(225,539)	(1,056,061)
Other receivable, net	(33,407)	15,891
Other current assets	(112,254)	(50,228)
Rent deposit	-	8,746
Deferred revenue	(115,033)	(180,174)
Taxes payable	(12,102)	281,809
Accounts payable	(131,131)	-
Other payable	(1,551)	708
Operating lease liabilities	58,915	(518,667)
Accrued expenses and other liabilities	(7,708)	121,649
Net cash provided by (used in) operating activities	(100,363)	297,667

Cash flows from investing activities:
Purchase of property and equipment	-	(4,205)
Payments made for loans to related party	-	-
Payments made for loans to related party	-	(8,250)
Payments made for loans to third parties	-	(164,607)
Net cash used in investing activities	-	(177,062)

Cash flows from financing activities:
Changes in due to related parties	-	-
Capital contribution by shareholders of non-controlling interest	-	42,174
Net cash provided by financing activities	-	42,174

Effect of exchange rate fluctuation on cash	(1,045,602)	(1,098,438)

Net decrease in cash	(1,145,965)	(935,659)
Cash at beginning of the period	12,567,463	11,763,445
Cash at end of the period	$11,421,498	$10,827,786

Supplemental cash flow information
Cash paid for income taxes	$(37,190)	$(6,745)

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	$200,115	$766,584